

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China

>      **Re:  WeRide Inc.**
>           **Draft Registration Statement on Form F-1**
>           **Submitted February 23, 2023**
>           **CIK No. 0001867729**

Dear Tony Xu Han:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed February 23, 2023

Cover Page

1.   Disclose whether listing on a national securities exchange is a condition to the closing of the offering.

2.   Please disclose the location of your auditor's headquarters.

3.   Clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the

business operations. For example, we note on the prospectus cover page that you define "we" or "us," to include WeRide Inc., the Cayman Islands holding company, its subsidiaries and, in the context of describing its operations and consolidated financial information, the VIE and its subsidiaries. Refrain from using terms such as "we" or "our" when describing activities or function of the subsidiaries or VIE.

4.   Please disclose here and in the prospectus summary whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

Prospectus Summary
Our Go-to-Market Strategy, page 8

5.   Please disclose the number of orders you have received for your Robovan that are not subject to conditions.

Summary of Risk Factors, page 11

6.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permissions Required from the PRC Authorities for Our Operations, page 15

7.   Please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

VIE Consolidating Schedule, page 19

8. Please revise your consolidating schedule to provide a separate column for the Wholly Foreign Owned Enterprise (WFOE). Your schedule should also show; intercompany revenue and expenses, services fees between the WFOE and the VIE, due from VIE and due to WFOE, and WFOE's share of income or loss from the VIE.

Risk Factors
Failure to continue to attract..., page 41

9. Please quantify the percentage of your revenues derived from related parties for the periods presented.

We utilize open-source software. . ., page 56

10. Please clarify which of your products utilize open-source software and disclose whether you are reliant on any third-party licenses.

Key Factors Affecting Our Performance, page 103

11. Please disclose the number of customers and units sold for the periods presented.. Additionally, please disclose any other key metrics that management uses to manage the business for each period presented. Refer to Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 116

12. You state, "As of June 30, 2022, 17.0% and 83.0% of our cash and cash equivalents were held in mainland China and outside mainland China, respectively." Please disclose where your cash is held outside of mainland China. For any cash held outside of China, disclose how you plan to transfer it to fund your operations in China. Also, disclose if you plan to re-patriate cash from outside of China.

Fair value of our ordinary shares, page 121

13. Please update your analysis of stock-based compensation awards granted through the date of the filing and effectiveness of the registration statement. Expand your analysis to specifically address how you considered various preferred share issuances and stock buybacks.

Critical Accounting Estimates
Share-based Compensation, page 121

14. Please disclose the value of unvested share-based compensation and when you expect vesting / expense to be recognized. This should be disclosed through the date of the filing.

15. We note your statement on page F-57 that, "The Group considered that, for certain granted

restricted share units, a Qualified IPO was probable to incur after the required service period and recognized the share compensation expenses over the estimated actual vesting period, which is based on an estimate of when a Qualified IPO will incur."  Please clarify this statement by disclosing when these restricted share units were granted and what was their vesting period.  Disclose how you determined the vesting period.  Discuss when and how you determined whether a Qualified IPO was probable.

Business, page 135

16. We note your disclosure on page 41 that your largest six customers accounted for 76.8% of your total revenue for the six months ended June 30, 2022. Please include a separate section that discusses the material terms of your agreements with those customers including the term and termination provisions. Refer to Item 4.B.6 of Form 20-F.

Strong partners and investors across value chain, page 143

17. Please disclose how you define blue-chip investors and indicate the number of investors you have that are considered "blue-chip."

Our Products and Services, page 144

18. You state on page 146, that you "partner with multiple world-class OEMs on autonomous driving research and development projects as well as the manufacturing of L4 autonomous driving vehicles."  Please disclose more information about your relationships and how you account for the various partnership arrangements.

ADAS Solutions, page 149

19. Please define your reference to a Tier 1 supplier.

Management
Compensation of Directors and Executive Officers, page 190

20. Please update this section include executive compensation disclosure for the year ended December 31, 2022. Refer to Item 6.B. of Form 20-F.

Related Party Transactions
Other Related Party Transactions, page 196

21. Please file the agreements with Alliance Ventures B.V. and Guangzhou Yuji Technology Co., Ltd. as exhibits to your registration statement.  Refer to Item 601(b)(ii)(10)(A) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Profit or Loss, page F-3

22. Please disclose the amounts of related party transactions on the face of your consolidated

statements of profit and loss.  We refer you to the guidance in Item 4-08(k) of Regulation S-X.

23.     We note in footnote 6 the items included in the Other net income line-item. Please explain to us your rationale for including these items in the calculation of operating loss in your consolidated statements of profit or loss.

Notes to the consolidated financial statements

2 Significant accounting policies

(f) Intangible assets (other than goodwill), page F-18

24.     You state that "Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development."  In this regard, disclose what portion of your development activities have been capitalized versus expensed as research and development expense.  If the majority of your development activities have not been capitalized, disclose that and explain why.  Refer to your basis in accounting literature.

(k) Cash and cash equivalents, page F-23

25.     We note your statement that, "Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition."  Please disclose the jurisdictions that hold specific amounts of cash.  Disclose the extent various jurisdictions insure your cash.  Also, expand your disclosure to discuss your intention of transferring cash within your organization.  Discuss restrictions on your ability to transfer cash as noted on page 117 of your filing.

(x) Revenue and other income, page F-28

26.     On page 36 you state that "we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own."  We also note, that it appears you do not have vehicles recorded as part of your inventory on page F-41.  In this regard, please tell us and disclose how you considered whether you are a principal or agent in the arrangement in accordance with IFRS 15.

27.     You state that the "the sale of robobuses/robotaxis and the provision of the landing deployment services are accounted for as a single performance obligation."  Please explain in detail what landing deployment services you provide.  Clarify in your filing why robobuses/robotaxis require the associated landing deployment services.

28.     With regards to ADAS solutions, you state on page 149 that you "collect development fees and royalties in respect of the services we deliver under this partnership."  Please enhance your revenue recognition disclosure to describe how you account for royalties.

4 Segment reporting, page F-32

29.     We note you have various business lines as disclosed on page 142.  Tell us how you considered whether these are individual segments.  Also, please disclose revenues from external customers for each product and service, or each group of similar products and services, in accordance with IFRS 8 paragraph 32.

31 Principal subsidiaries, page F-66

30.     We note your have a column labeled "Group's effective interest (direct or indirect)." Please disclose which entities are consolidated through direct equity ownerships and which entities are consolidated due to VIE accounting rules.  Avoid disclosure that implies 100% ownership of VIEs.

General

31.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any questions.


                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc:     Haiping Li